Summary of changes made by Société Générale SA ("SG SA") on its Form SBSE-A Filed with the SEC on the 19th of December 2025.

Société Générale SA has filed an amended SBSD registration statement (SBSE-A form) on 19th of December 2025 to:

1. Update Item 18.
2. Update *Schedule A*, Principal's information.
3. Update *Section II of Schedule F,* Registration with Foreign Financial Regulatory Authorities.
4. Provide an updated version of its Swap Dealer Registration Form (NFA Form 7R).

If you have any questions, do not hesitate to contact John Nicholas at john.nicholas@sgcib.com.

Thank you for your assistance in this matter.